WALLER HELMS SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Waller Helms Securities LLC (the "Company"), a Limited Liability Company and a wholly owned subsidiary of Waller Helms Advisors LLC ("Waller Helms Advisors"), is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). In the normal course of business, the Company performs underwriting, financial advisory and investment banking services. The Company commenced operations as a broker-dealer effective September 27, 2016.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule, including the requirement to make the reserve computation under Rule 15c3-3. Essentially, the requirement of Paragraph (k)(2)(i) provides that a broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transaction between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

A summary of the Company's significant accounting policies is as follows:

Accounting Policies. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Revenue Recognition.

Fee Income:
  Initial Fees. Initial fees are due in accordance with the terms of the executed agreement and are typically recorded upon execution of a signed agreement.

  Fairness Opinion and Valuation Fees. Fairness opinion and Valuation fees are due in accordance with the terms of the executed agreement, and are recognized upon issuance of the fairness opinion or valuation, as applicable.

  Placement/Underwriting Fees. Placement/Underwriting fees are due in accordance with the terms of the executed agreement, and are typically earned upon consummating an offering. Fees are recognized when the income is reasonably determined and the respective closing of the offering has occurred.

  Completion Fees. Completion fees are due in accordance with the terms of the executed agreement, typically either a dollar amount or percentage upon execution of a definitive agreement and the remainder upon closing, or a dollar amount or percentage upon closing. Revenue is recognized as these events are completed.

Income Taxes. As a wholly owned subsidiary of Waller Helms Advisors, the Company is not subject to federal income tax, but may be subject to various state and local income taxes.

WALLER HELMS SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Waller Helms Advisors, effective February 11, 2016, whereby Waller Helms Advisors may provide certain administrative and support services to the Company and may act as paying agent for the Company in connection with certain of the Company's direct expenses. In accordance with the terms of the agreement, Waller Helms Advisors will provide such services as personnel, facilities, equipment and supplies to the Company as the parties may determine and the Company will pay Waller Helms Advisors the costs of the services under the agreement. For the period from September 27, 2016 to June 30, 2017, Waller Helms Advisors assumed responsibility and paid for certain overhead and operating expenses of the Company and such expenses will not be allocated or reimbursed by the Company. As of June 30, 2017 the Company owed Waller Helms Advisors $1,019.

NOTE 3 – INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 12 1/2% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2017, the Company had net capital of $39,291 which was $34,291 in excess of its required net capital of $5,000. The Company's net capital ratio was 28.36 to 1.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date of the accompanying financial statements.